Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 33-60591, 333-95113, 333-99865, 333-105705, and 333-115964 on Forms S-8 of our reports dated February 17, 2006, relating to the consolidated financial statements and financial statement schedule of Sierra Health Services, Inc. and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Sierra Health Services, Inc. for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
February 17, 2006